NO ACT PE 12/26/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025503

February 10, 2012

Robert G. Jones
Senior Vice President – Law,
General Counsel and Secretary
Arch Coal, Inc.
1 City Place Dr., Suite 300
St. Louis, MO 63141

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-10-12

Re: Arch Coal, Inc.
Incoming letter dated December 26, 2011

Dear Mr. Jones:

This is in response to your letter dated December 26, 2011 concerning the shareholder proposal submitted to Arch by the Sisters of St. Joseph of Carondelet, Catholic Health East and the School Sisters of Notre Dame. We also received a letter on the proponents' behalf dated January 22, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Chief Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Arch Coal, Inc.
Incoming letter dated December 26, 2011

The proposal requests a report on Arch's efforts to reduce environmental and health hazards associated with its Appalachian mining operations and on how those efforts may reduce legal, reputational and other risks to Arch's finances. It further specifies that the report should include complete, detailed information for the GRI performance indicators specified in the proposal.

We are unable to concur in your view that Arch may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental and public health impacts of Arch's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Arch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Arch may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Arch's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Arch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 22, 2012

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Arch Coal, Inc.

Dear Sir/Madam:

I have been asked by the Sisters of St. Joseph of Carondelet (St. Louis Province), Catholic Healthcare East and the School Sisters of Notre Dame (Central Pacific Province) (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Arch Coal, Inc. (hereinafter referred to either as "Arch" or the "Company"), and who have jointly submitted a shareholder proposal to Arch, to respond to the letter dated December 26, 2011, sent to the Securities & Exchange Commission by the Company, in which Arch contends that the Proponents' shareholder proposal may be excluded from the Company's year 2012 proxy statement by virtue of Rules 14a-8(i)(7) and 8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Arch's year 2012 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its "efforts to reduce environmental and health hazards" associated with its Appalachian mining operations and on how those efforts may reduce legal and reputational risks to the company. It then fleshes out this general asking by specifying which efforts should be specifically reported on, namely, six water related Global Reporting Initiative reporting categories dealing with the environmental impacts of the Company's operations on water resources, water purity, streams and related matters.

RULE 14a-8(i)(7)

1. The Undoubted Nexus to Arch

The Company argues that since information requested in the Proponents' proposal "expressly relate solely to . . . water" the proposal is unrelated to the Company's mining business. The absurdity of this argument can be demonstrated by reference to Arch's most recent 10K, excerpts from which are set forth in the following "Background" Section.

BACKGROUND

The Company's operations have a major impact on the waters of Appalachia, both (a) because Arch uses vast quantities of water in all of its normal coal operations and (b) because it has major "mountain top removal" ("MTR") operations that impact the streams where the overburden is dumped.

According to the Company's 10K for the year 2010, filed March 1, 2011, the Company is "one of the world's largest coal producers", "representing roughly 15% of U.S. coal supply". (10K, page 1.) In 2010 the Company mined 11.9 million tons of coal in Appalachia and has 174.8 million tons of coal available for future mining. (10K, page 9.) Included in the Company's Appalachia operations is the "Coal-Mac" mining complex located on approximately 46,800 acres and the 10K states that at "Holden 22", one of the two Coal-Mac shipping facilities, "[w]e wash all of the coal transported to the Holden 22 loadout facility at an adjacent 600-ton-per-hour preparation plant. The Holden 22 loadout facility can load a 10,000-ton train in about four hours." (10K, page 12.) The Company also has a "750-ton-per-hour" preparation plant at its 19,900 acre "Cumberland River" operations. (10K, page 13.) There is an additional 1,200 ton-per-hour preparation plant at its 22,000 acre "Lone Mountain" operations. (10K, page 13.) Yet another preparation facility, which processes at 2,100 ton-per-hour, is located at the 38,280 acre "Mountain Laurel" facility. (10K, page 13.) All of these facilities are in the geographic area addressed by the Proponents' shareholder proposal.

Thus, the Company in its 10K (pages 37-8) acknowledges that among its risks are environmental regulations, and specifically that it is "subject to increasingly strict regulation by federal, state and local authorities with respect to

> the storage, treatment and disposal of waste;
> remediation of contaminated soil and groundwater; . . .
> water pollution; . . .
> protection of wetlands;
> the discharge of materials into the environment;
> the effects of mining on surface water and groundwater quality and availability; . . ."

Similarly, in the portion of the 10K that addresses Environmental Matters, the Company states, in the first paragraph of that section, that laws concerning, *inter alia*, water quality "have and will continue to have a significant effect" on the Company's operations. (10K, page 17.) Thus, the second paragraph on page 18 discusses the uncertainty in the regulation of "spoil" (mining discharges from mountaintop removal) in the "stream buffer zone" that affects streams and other water courses.

The applicability of the Clean Water Act is discussed on pages 23 and 24 of the 10K, and the Company there states that the Act's requirements "may directly or indirectly affect our operations". Specifically addressed are both wastewater discharge under Section 402 of the Act and "dredge and fill permits", the latter often being necessary under Section 404 of the Act because of the disposal of the "overburden", or spoil, from mountaintop removal. See also the discussion on page 39 of "Judicial Rulings" pertaining to such permits.

Litigation concerning the Section 404 permits is more extensively discussed in Item 3 ("Legal Proceedings") of the 10K. There are three matters discussed in Item 3, and each one of them exclusively involves water pollution and water permitting. (See 10K, pages 44-45.) The first matter concerns extensive court litigation with respect to Section 404 permits under the Clean Water Act and is concerned with the impact that "valley fills" (placement of spoil) from mountain top removal would have on headwater streams. This proceeding involved both the Coal-Mac and the Mingo Logan mines. According to the 10-K the EPA has revoked two of the three permits it had granted to Mingo Logan to dispose of spoil into stream beds. The second matter concerns the same permits, but describes the administrative proceedings at the EPA with respect thereto. The final matter discussed involved proceedings against the Company by the EPA and the Department of Justice for extensive failure to comply with "effluent limitations and water quality standards under Section 308 of the Clean Water Act" and these proceedings resulted in both injunctive relief against the Company and a $4,000,000. fine.

It is also worth noting that a few months after the EPA had revoked the Mingo Logan permits, it issued a guidance document on MTR, and explained in the accompanying EPA press release why such Guidance was necessary:

> The resulting waste [from mountaintop mining] that then fills valleys and streams can significantly compromise water quality, often causing permanent damage to ecosystems and rendering streams unfit for drinking, fishing, and swimming. It is estimated that almost 2,000 miles of Appalachian headwater streams have been buried by mountaintop coal mining.

(http//yosemite.epa.gov/opa/admpress.nsf/bd4379a92ceceeac8525735900400c27/1)

ARGUMENT

Arch's makeweight argument is wholly without merit. It is apparent beyond cavil that the Company's mining operations have a significant environmental impact on the waters of the Appalachian region. Therefore the Proponents' shareholder proposal, "which expressly relates solely to . . . water", has a clear and important nexus to the Company's mining operations.

2. The Proposal Implicates Significant Policy Matters

The Company's argument is wholly without merit. Although Arch cites some twelve no-action letters, it fails to explain how any of them are relevant to a shareholder proposal concerning significant and important damage to the environment caused by the Company's own operations. The cited letters either (i) concern such irrelevant matters as actions to minimize taxation (*Wal-Mart* and *Home Depot*), increases in health-care premiums (*UnitedHealth*), government subsidies (*Exxon*), public policy issues (*Pepsi*), marketing opportunities (*Pepco*), or else (ii) were decided on the ground that they called for an "evaluating of risk" but were decided prior to the Staff change of policy as set forth in SLB 14E (October 27, 2009) (*Foundation Coal, CONSOL*(no-action letter actually dated February 23, 2009), *Alpha, GE, Newmont* and *Cinergy*).

Consequently not one of the cited letters is apposite.

The Company has therefore failed to carry its burden of proof of establishing that the proponents' shareholder proposal fails to raise a policy issue. On the contrary, the Staff has long and consistently opined that proposals that concern pollution of the environment by an issuer raise significant policy issues for that registrant. See, e.g., *Lowe's Companies, Inc.* (March 16, 2011) (environmental harm from water runoff); *Wal-Mart Stores, Inc.* (March 28, 2011).

It is clear beyond cavil that mountain top removal creates environmental harm of the type that raises a significant policy issue with respect to shareholder proposals submitted to a registrant engaged in such practices. Attached as Appendix A (which is hereby incorporated into this letter by this reference) is an excerpt from a letter sent to the Commission by the undersigned in connection with the no-action letter request in *JP Morgan Chase & Co.* (March 10, 2010) which details the environmental harm to water, watersheds and streams from the mining practices engaged in by the Company. (We note that no-action relief was granted in that letter because the proposal was submitted to a registrant who was not engaged in the mining itself, but rather was engaged in lending to such mining companies.) That the environmental concerns detailed in Appendix A continue to raise significant policy issues for coal mining companies is perhaps best illustrated by (i) the quote from the EPA Press Release set forth at the conclusion of the "Background" section of this letter (see page 4, above); (ii) the issuance by the EPA of the Final Appalachian Mining Guidance (July 21, 2011) to which the Press Release refers (http://water.epa.gov/lawregs/guidance/wetlands/upload/Final Appalachian Mining Guidance); (iii) according to a Reuters story on May 27, 2011 both Duke Energy and Progress Energy have initiated policies of requesting their coal suppliers to specify two prices in their bids, one for coal mined via MTR and one for coal mined without MTR; (iv) there has been legislation introduced in state legislatures to restrict mountain top removal mining because of its impact on water e.g. in Kentucky in 2010, H.B. 396, H.B.416 and S.B. 139 (to prohibit overburden being placed in streams, including intermittent and ephemeral streams) and in Tennessee in 2009, H.B. 455, H.B. 899, H.B. 1398 and H.B. 1406 (to protect water quality); (v) the Appalachia Restoration Act (S. 696) was introduced in the 111th Congress (2010) by Senators Alexander (R.TN) and Cardin (D MD), and subsequently co-sponsored by 10 other Senators, and would have amended the Federal Water Pollution Control Act to restrict disposition of spoil into water courses; and (vi) the fact that a number of banks have restricted, limited or completely withdrawn from financing mountain top removal projects. Thus:

PNC Bank: "will not provide funding to individual MTR projects, nor . . . to coal producers whose primary extraction method is MTR";

Bank of America: "will phase out financing of companies whose predominant method of extracting coal is through mountain top removal";

Credit Suisse: "will not finance or provide advice on operations to extract coal . . . where mountain top removal mining practices are used";

Morgan Stanley: "will not finance companies for which a predominant portion of their annual coal production is from MTR activities";

Wells Fargo: "our involvement with the practice of MTR is limited and declining";

JPMorgan Chase: has adopted "enhanced review" of MTR mining projects and has apparently reduced its exposure to the area;

Citi: has adopted "a robust MTR Environmental Due Diligence Process . . . into our credit risk policies and procedures".

For the forgoing reasons the Proponents' shareholder proposal raises such significant policy issues for Arch as to cause the ordinary business exclusion to be inapplicable to the proposal.

3.The Proposal Does Not Micro-Manage

Arch's argument, made without any citation of authority, is essentially that since the environment is impacted in very important ways by its operations, and that consequently the Company much pay considerable attention to the pollution it creates, it need not disclose any further information about that impact, apparently because pollution is an aspect of its ordinary business activities. That the

Company has not found any no-action letter in support of its unique take on the meaning of micro-managing is not surprising in light of the fact that numerous no-action letters take a contrary view. See, e.g., *Lowe's Companies, Inc.* (March 16, 2011); (*Chesapeake Energy Corporation* (April 13, 2010); *Chesapeake Energy Corporation* (April 2, 2010); *Ultra Petroleum Corp.* (March 26, 2010); *EOG Resources, Inc.* (February 3, 2010); Cabot Oil & Gas Corporation (January 28, 2010); *PPG Industries, Inc.* (January 15, 2010); *Ultra Petroleum Corporation* (March 11, 2009); *Exxon Mobil Corporation* (March 23, 2005); *The Dow Chemical Company* (February 23, 2005)(Clowes proposal); *Hormel Foods Corporation* (October 22, 2004); *Unocal Corporation* (February 23, 2004); *Anadarko Petroleum Corporation* (February 4, 2004); *General Electric Company* (February 2, 2004).

Indeed, the Company makes no reference whatsoever to the legal standard governing the determination of what is micro-managing that was established in Release 34-40018 (May 21, 1998).

This is not surprising since the Proponents' shareholder proposal is not excludable under that standard, as can be seen from the above cited no-action letters.

In short, the Company has utterly failed to carry its burden of proof with respect to its claim that the Proponents' shareholder proposal involves micro-managing.

4. The Proposal Does Not Request Law Compliance.

The Resolve Clause requests that the Company report on its "efforts to reduce environmental and health hazards" arising from its mining activities and requests that certain categories of information concerning those activities that have major impacts on water and water pollution be specifically included in the report. This a request for a report not on whether the Company is complying with the law, but rather on what it is doing that is perfectly legal but which may nevertheless create major environmental harm. Thus, the report requests information on Arch's activities even if those activities are done pursuant to a validly granted EPA permit under the Clean Water Act.

It is perfectly true that the Whereas Clause references instances where the Company has incurred legal liability and the Resolve Clause refers to the fact that reduction of pollution might lessen the likelihood that lawsuits such as those referenced in the Resolve Clause might be brought. But law compliance is not the thrust of the proposal. Rather, the thrust is the impact of the Company's activities on the existing water resources in the area where it operates.

The no-action letters cited by the Company are inapposite. Each of the three letters cited requested a specific action to comply with a specific law. No such request is made by the Proponents' shareholder proposal. The fact that a registrant is "subject to extensive safety, health, and environmental regulation" (Company's letter, carryover paragraph, page 11) is inadequate to cause a proposal to be deemed one calling for law compliance. *Lowe's Companies, Inc.* (March 26, 2011); *Ultra Petroleum Corporation* (March 11, 2009). See also, *Conseco, Inc.* (April 5, 2001).

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7)

RULE 14a-8(i)(10)

The Company's (i)(10) argument fares no better.

The Proponents' shareholder proposal asks that a report be prepared covering six GRI performance indicators relating to water, The reason why the Proponents have submitted the proposal, as stated by Sister Patricia Giljum in the letter from the Sisters of St. Joseph of Carondelet to Arch submitting the proposal, is that although the Company's Corporate Responsibility Report stated the Company's commitment to complying with the Clean Water Act, that Report contained no data with respect to six key GRI performance indicators. The proposal therefore requests that this data be made available. Although the Company's no-action letter request spends almost four single-spaced pages discussing its mootness claim, that letter fails to point to the availability of even one scintilla of data that is actually requested by the Proponents' shareholder proposal. Instead, it points to general descriptions of environmental protections (e.g. "efforts to reduce airborne emissions, tackle global greenhouse gas emissions, protect and enhance water resources, protect and restore and resources and wildlife habitats" (page 3, second paragraph)). In addition, the Company lists (pages 3-4) nine specific pieces of information that it has made available. Unfortunately, there is absolutely no overlap between those nine items and the six data sets requested in the Proponents' shareholder proposal. It is therefore impossible for anyone to seriously believe that Arch has substantially implemented the proposal.

The no-action letters cited by the Company provide no support whatsoever for its position. For example, the Company's own summary of the *Raytheon* letter states that that registrant had published a report that "included substantially all of the areas suggested by the proposal". However, in the instant case Arch has published several reports, not one of which contains ANY of the six data sets requested by the Proponents' shareholder proposal. A situation where substantially all of the requested information has been made available is hardly a precedent for a situation where none of the requested information has been made available. Since mootness (substantial implementation) is fact specific in each case, the remaining letters equally provide no support for the Company's (i)(10) argument. Nevertheless, it is apparent that in each of the remaining no-action letters cited by the Company the registrant had done much if not all of what had been requested. This is not true in the instant case.

Finally, even in the absence of any specific references in the Company's no-action letter request to specific instances as to how and in what ways the Company's Corporate Responsibility Report (entitled "Our Charge") responds to the Proponents' information request, an examination of that report conclusively demonstrates that it is wholly non-responsive.

The Our Charge report contains four paragraphs (p. 15) and one graphic (p. 16 top left) that address water. Almost one-half of the text is devoted to two community service projects that Arch undertook. Those projects, while admirable, are independent of and unrelated to the impacts of Arch's mining activities. The remainder of the text is so vague that it offers no information that a shareholder would not already know. It states that Arch is governed by the Clean Water Act and that more stringent legal requirements in the future would require it to undertake greater recycling, pollution treatment, and habitat protection efforts. It states, and demonstrates with its graphic, that Arch increased the total volume of water recycled from 2009 to 2010, and notes that some undefined portion of that increase is attributable simply to a higher volume of water usage due to increased coal production.

In short, Arch's Our Charge report does nothing more than acknowledge that its activities are subject to the Clean Water Act, and provide two bits of uninformative data regarding water recycling. The Our Charge report does not meaningfully address the GRI indicators requested by the resolution, and fails to inform shareholders of the impacts of the company's Appalachian mining operations on water resources. It is more of a public relations brochure, with pretty pictures and vague statements, than a meaningful report on a serious, controversial topic of great concern to shareholders and to the public.

The following addresses Arch's failure to provide meaningful information regarding each of the specific GRI environmental indicators for the mining and metals sector requested in the resolution:

- Total water withdrawal by source: This pertains to GRI item EN8. Whereas Arch's Our Charge report claims to partially address this item (Our Charge, p. 25), the only conceivably-responsive information in the report is that Arch's "mining complexes rely on a mix of surface water, groundwater and public water supplies." (Id., p. 15) This example highlights Arch's generous view of what it describes as "partial" compliance with some of the GRI indicators. Arch provides no information regarding the actual amount of water it withdraws for mining activities, and no information regarding the extent of its reliance on surface water, groundwater, and public water supplies.

- Water sources significantly affected by withdrawal of water: This pertains to GRI item EN9. Arch's Our Charge report does not even mention this indicator, and nothing in the report provides any information responsive to this critically-important issue.

- Percentage and total volume of water recycled and reused: This pertains to GRI item EN10. While the report provides the total volume of water recycled, (Our Charge, text p. 15 and graphic p. 16), it provides no information regarding the percentage of water used that was then recycled and/or reused. Without that information, the totals are of limited value.

- Total water discharged by quality and destination: This pertains to GRI item EN21. Although the Our Charge report claims "partial" compliance with this item, citing page 15 of the report, that claim is illusory. There is no information on page 15, or anywhere else, that describes or otherwise addresses the quality and destination of water discharged by Arch. As noted in the statement accompanying the proposed resolution, this is an area of great concern as Arch has been repeatedly sued by federal and state governments and citizen organizations for substantial water pollution discharge violations.

- Total weight of waste by type and disposal method: This pertains to GRI item EN22. As with the item above, Arch claims "partial" compliance but provides no support whatsoever for that claim. The report contains no information whatsoever that addresses Arch's waste disposal methods, let alone the weight of waste. The report's one-paragraph (plus one sentence) section on Waste Management is nothing more than a public relations moment, reporting on a pollution prevention award.

- Identity, size, protected status, and biodiversity value of water bodies and related habitats significant affected by the reporting organization's discharges of water and runoff. This pertains to GRI item EN 25, and is probably the most important of the six requested items in terms of the substantial impacts of mountaintop mining on water resources. Arch's Our Charge report makes no mention of this item, and contains no responsive information.

In summary, Arch's Our Charge is essentially public relations brochure that does little more than tout the company's good deeds unrelated to its mining activities' impacts on water resources. The Proponents had carefully read this "report" before preparing this resolution, and decided to proceed because the report contains virtually none of the information they are requesting.

For the foregoing reasons, the Company has failed to carry its burden of establishing that it has "substantially implemented" the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Robert G. Jones

ARCH COAL, INC.

December 26, 2011

ROBERT G. JONES
Senior Vice President
Law & General Counsel

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Arch Coal, Inc. ("Arch") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Arch intends to omit from its proxy solicitation materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted jointly by the Sisters of St. Joseph of Carondelet, Catholic Health East and the School Sisters of Notre Dame (collectively, the "Proponent"). In accordance with Rule 14a-8(j), Arch hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Arch if the Proposal is omitted from Arch's proxy solicitation materials for its 2012 annual meeting of shareholders in reliance on Rules 14a-8(i)(10) and 14a-8(i)(7). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Arch expects to file its proxy solicitation materials for its 2012 annual meeting of shareholders on or about March 16, 2012. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the date upon which Arch expects to file the definitive 2012 proxy solicitation materials.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

 1 City Place Dr., Suite 300 St. Louis, Missouri 63141 (314) 994-2700

THE PROPOSAL

The Proposal requests that Arch prepare a report on its efforts to reduce environmental and health hazards associated with its Appalachian mining operations, and how those efforts may reduce legal, reputational and other risks to the company's finances. The Proponent specifically requests that the report include complete, detailed information for the following Global Reporting Initiative ("GRI") performance indicators:

- Total water withdrawal by source;
- Water sources significantly affected by withdrawal of water;
- Percentage and total volume of water recycled and reused;
- Total water discharge by quality and destination;
- Total weight of waste by type and disposal method; and
- Identity, size protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.

DISCUSSION

As discussed more fully below, Arch believes that it may properly omit the Proposal from its proxy solicitation materials for its 2012 annual meeting of shareholders pursuant to Rules 14a-8(i)(10) and 14a-8(i)(7), both because Arch has substantially implemented the Proposal and because the Proposal deals with a matter relating to the conduct of Arch's ordinary business operations.

A. The Proposal Relates to a Matter That Arch Has Substantially Implemented.

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal if the company has already substantially implemented the proposal. The exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). The Staff does not require that a company have implemented every detail of a proposal in order to permit exclusion under Rule 14a-8(i)(10). Instead, the Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). *See, e.g., ConAgra Foods* (July 3, 2006); *The Talbots, Inc.* (April 5, 2002); *The Gap, Inc.* (March 16, 2001); and *Kmart Corporation* (February 23, 2000).

1. *Arch Has Substantially Implemented the Essential Objective of the Proposal.*

The essential objective of the Proposal is to require Arch to draft a report which describes "the company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations" and how those efforts reduce Arch's legal, reputational and other risks. Arch has already taken significant steps to provide information to shareholders and the general public about its efforts to reduce environmental and health hazards associated with its mining operations. This information can be found on Arch's website (http://archcoal.gomiken.com/respecting-the-environment) and in information made publicly available by Arch, including its periodic reports filed with the Commission. Furthermore, on September 19, 2011, Arch announced that it has published its third corporate social responsibility report since 2007, titled *Our Charge*, which highlights Arch's 2009-2010 environmental and health efforts and follows GRI G3 level C guidelines (the "Corporate Social Responsibility Report"). The Corporate Social Responsibility Report is a web-based report, which can be found online on Arch's website (http://responsible.archcoal.com/), and it is readily accessible to the shareholders and general public at no charge.

The Corporate Social Responsibility Report, when coupled with other information that can be found on Arch's website and in Arch's periodic reports filed with the Commission, substantially satisfies the essential objective of the Proposal because that publicly available information thoroughly highlights Arch's commitment to environmental care and its efforts to reduce environmental and health hazards associated with all of its operations, including its Appalachian mining operations. The Corporate Social Responsibility Report, for example, describes Arch's efforts to reduce airborne emissions, tackle global greenhouse gas emissions, protect and enhance water resources, and protect and restore land resources and wildlife habitats. Specifically, it includes, among other information, the following material, which describes Arch's efforts to reduce environmental and health hazards associated with its mining operations:

- A discussion of Arch's water recycling initiatives and treatment technologies, which aim to reduce Arch's water consumption and to protect the water habitats downstream from its operations;

- A graphic representation that describes Arch's resource recycling efforts, which are designed to protect water habitats downstream from its operations, by charting the gallons of water, gallons of oil, and pounds of metal Arch recycled in 2009 and 2010;

- A description of Arch's efforts to adhere to the requirements of the Clean Water Act;

- A description of Arch's involvement in community water projects, which benefit communities in which it has operations;

- A discussion of Arch's, and its subsidiaries', reclamation efforts, which aim to restore each affected mining area to a condition equal to or better than its original condition for the intended land use;

- An explanation of programs Arch has implemented that help support indigenous wildlife and habitat, as well as its tree planting efforts;

- A graphic representation highlighting Arch's historical environmental compliance since 2005 by measuring the total number of Surface Mining Control and Reclamation Act violations per year;

- A description of Arch's airborne emissions compliance rate and a description of its investments in initiatives to reduce air emissions generated from coal-powered electricity; and

- An explanation of Arch's efforts to commercialize advanced coal technologies and clean energy solutions, as well as its membership in the National Carbon Capture Center, a public-private partnership with the U.S. Department of Energy, and its investments in research initiatives at various universities.

The Corporate Social Responsibility Report provides substantial information regarding Arch's efforts to reduce the environmental and health hazards associated with the operation of its mines, including Arch's efforts to reduce water consumption, protect habitats downstream from its operations, and restore affected mining areas after the completion of the mine. While the Corporate Social Responsibility Report and other related information made publicly available by Arch do not satisfy every detail of the Proposal, taken together, that information substantially satisfies the Proposal's essential objective by providing a detailed description of Arch's efforts to reduce environmental and health hazards associated with its mining operations at a level of detail designed to provide the information that is material to a shareholder's understanding of Arch's operations at a consolidated level in a concise, user-friendly format.

The production of a social responsibility report like the Corporate Social Responsibility Report is a significant undertaking and expense. Requiring Arch to alter or customize its social responsibility reports to describe the specific information each shareholder may request would be unduly burdensome and expensive. Arch cannot reasonably be expected to include in its proxy materials every shareholder proposal that seeks to rework or revise the Corporate Social Responsibility Report. A largely duplicative report such as what is called for by the Proposal would serve only as a customization or recasting of the Corporate Social Responsibility Report and, moreover, is not necessary to achieve the essential objective of informing Arch's shareholders and the general public of the material aspects of Arch's efforts to reduce environmental and health hazards associated with its mining operations because the Corporate Social Responsibility Report and other related information made publicly available by Arch accomplishes this end. Therefore, since the Corporate Social Responsibility Report, together with the information already included in Arch's periodic reports filed with the Commission and in other information publicly available on Arch's website, satisfies the essential objective of the Proposal, the Proposal should be excludable from the 2012 Proxy Materials.

In the past, the Staff has allowed the exclusion of shareholder proposals in analogous situations. *See, e.g., Alcoa Inc.* (February 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Wal-Mart Stores, Inc.* (March 10, 2008) (same); *Johnson & Johnson* (February 22, 2008) (same); *Raytheon Co.* (January 25 , 2006) (concurring with the exclusion of a proposal requesting that the board of directors issue a sustainability report to shareholders where the company already published a stewardship report on its website which included substantially all of the areas suggested by the proposal); and *ConAgra Foods, Inc.* (July 3, 2006) (concurring with the exclusion of a proposal requesting that the board of directors issue a sustainability report where the company already published a sustainability report on its website). Alcoa, Wal-Mart, and Johnson & Johnson, for example, were granted no-action relief to exclude shareholder proposals requesting a global warming report that discussed how the respective companies may have affected global warming to-date and in the future on the basis that they had substantially implemented the proposals because of sustainability reports and other similar material available on the respective companies' websites. Likewise, the Proposal requests a report on environmental and health concerns and asks Arch to analyze its effects to-date and risks in the future. Similarly, through the extensive information provided in the Corporate Social Responsibility Report and otherwise available on Arch's website and in its periodic reports filed with the Commission, Arch has substantially implemented the Proposal by providing significant information regarding Arch's efforts to reduce the environmental and health hazards associated with the operation of its mines, including in the form of a report which follows GRI G3 level C guidelines.

2. Arch Also Has Policies in Place That Aim to Implement the Subject Matter of the Proposal.

In addition to the fact that the Corporate Social Responsibility Report and other information publically available on Arch's website and in its public reports substantially satisfy the essential objective of the Proposal, Arch periodically evaluates ways to make its public reporting on sustainability and social responsibility matters more informative and useful to readers. The Corporate Social Responsibility Report, which was published on September 19, 2011, is Arch's third sustainability report published since 2007 and its first to adhere to GRI guidelines. In particular, Arch prepared the Corporate Social Responsibility Report to follow GRI G3 level C guidelines. The Corporate Social Responsibility Report includes information based on a minimum of ten social, environmental and economic indicators that impact sustainability, as identified in the GRI guidelines to be of interest to most stakeholders. As stated in the Corporate Social Responsibility Report, Arch also is developing its efforts to meet a growing number of GRI recommendations, and Arch expects to further expand its sustainability reporting over time. Arch believes that its efforts to provide meaningful sustainability reports and other related information will result in its shareholders and the public as a whole continuing to receive all material information regarding sustainability and social responsibility matters impacting Arch in a useful format.

B. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business operations." The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for shareholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21,1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. In cases where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

In Staff Legal Bulletin No. 14C ("SLB 14C"), the Staff provided guidance with respect to Rule 14a8(i)(7) in the context of shareholder proposals involving an evaluation of risk by a company. Specifically, the Staff distinguished between shareholder proposals requesting an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health, and shareholder proposals which instead focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health. The Staff took the position in SLB 14C that the first type of proposal would be excludable as relating to an evaluation of the risk, while the second type of proposal would not be excludable.

The Staff provided additional guidance with respect to shareholder proposals involving an evaluation of risk in Staff Legal Bulletin No. 14E ("SLB 14E"). SLB 14E clarifies that "[t]he fact that a shareholder proposal would require an evaluation of risk will no longer be dispositive of whether the proposal may be excluded under Rule l4a-8(i)(7)." Instead, the Staff will evaluate the merits of a shareholder proposal by focusing on "the subject matter to which the risk pertains or that gives rise to the risk" and where a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. On the other hand, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule l4a-8(i)(7)."

1. The Nature of the Proposal Lacks a Sufficient Nexus to Arch.

The Proposal requests that Arch report on its efforts to reduce environmental and health hazards associated with its Appalachian mining operations, but the GRI performance indicators that the Proposal specifically references for inclusion in such a report all expressly relate solely to matters associated with the withdrawal, recycling, discharge and disposal of water. Arch's primary business, however, is to mine, process and market coal. Arch currently does not engage in any operations in which the withdrawal, recycling, discharge and disposal of water is a core operation. Based on the fact that Arch's primary business is the mining, processing and marketing of coal, not the withdrawal, recycling, discharge or disposal of water, Arch believes that the subject matter of the Proposal lacks a sufficient nexus to Arch and its operations.

2. The Focus on the Proposal is on Ordinary Business Operations, Not Significant Policy

The Staff historically has taken the position that proposals related to individual day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues, including in the instances described below.

- Wal-Mart Stores, Inc. (March 31, 2011) (concurring that the company could exclude a proposal calling for a report on the risks created by the company's actions to avoid or minimize taxation);

- UnitedHealth Group Incorporated (March 16, 2011) (concurring that the company could exclude a proposal calling for a report on how the company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and measures taken to contain the price increases associated with health care premiums);

- Exxon Mobile Corporation (March 3, 2011) (concurring that the company could exclude a proposal calling for a report on U.S. government subsidies received by the company that reduced the company's costs of doing business and any associated reputational risks);

- Pepsi Co., Inc. (March 3, 2011) (concurring that the company could exclude a proposal calling for a report on various public policy issues of interest to the company);
- Pepco Holdings, Inc. (February 18, 2011) (concurring that the company could exclude a proposal calling for a report on market opportunities for non-commercial renewable solar power);
- The Home Depot, Inc. (January 25, 2011) (concurring that the company could exclude a proposal calling for a report on the risks created by the company's actions to avoid or minimize taxation);
- Foundation Coal Holdings, Inc. (March 11, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products);
- CONSOL Energy Inc. (March 11, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products);
- Alpha Natural Resources, Inc. (February 17, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products);
- General Electric Co. (January 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy);
- Newmont Mining Corp. (February 5, 2005) (concurring that the company could exclude a proposal calling for management to review its policies concerning waste disposal at certain of its mining operations, with a particular reference to potential and public health risks incurred by the company);
- Cinergy Corp. (February 5, 2003) (concurring that the company could exclude a proposal requesting a report on, among other things, economic risks associated with the company's past, present and future emissions of certain substances).

The Proposal does not request that Arch change its policies or minimize or eliminate operations that involve the withdrawal, recycling, discharge and disposal of water, but instead focuses on the reduction of "legal, reputational and other risks to the company's finances." Thus, Arch believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission as falling within the ordinary business exclusion. These are matters for the business judgment of management and are not appropriate for oversight by shareholders.

3. The Proposal Seeks to Micro-Manage Arch's Business Operations.

Arch believes that the Proposal is excludable because it calls for the micro-management of particular aspects of Arch's ordinary business operations. The impact of environmental regulation on Arch's business operations is an integral part of Arch's day-to-day business strategy and operations. Arch has a standing Energy and Environmental Policy Committee of its Board of Directors, which is charged with the responsibility of reviewing, assessing and providing advice to the Board of Directors on current and emerging environmental policy trends and developments that affect or could affect Arch, as well as making recommendations concerning whether and to what extent Arch should become involved in current and emerging environmental policy issues. Arch views these matters, which include regulatory and public pressure to reduce pollution, as fundamental to Arch's ordinary business. The committee and management also believe that they, and not Arch's shareholders, are in the best position to analyze information relating to the withdrawal, recycling, discharge and disposal of water in connection with its mining operations. In addition, Arch has already publicly disclosed material information regarding the impact of environmental regulation on Arch's business operations in its periodic filings with the Commission, and the Corporate Social Responsibility Report further describes Arch's commitment to environmental care in a manner that complies with GRI G3 level C guidelines.

Arch is one of the largest coal producers in the United States, focusing on mining, processing and marketing bituminous and sub-bituminous coal with low sulfur content. Due to the nature of Arch's business, the requested report, including the requested information related to the withdrawal, recycling, discharge and disposal of water, would be a laborious task because the Proposal appears to contemplate a report more detailed than the information already compiled and made publicly available by Arch in accordance with applicable laws and regulations or otherwise. Preparing such a detailed report would be an onerous task, requiring analysis of the complex site-by-site data and day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company, including an analysis of various decisions, strategies and plans formulated and implemented at Arch locations which, individually, are not material to Arch on a consolidated basis. Such an undertaking would necessarily encompass Arch's financial budgets, capital expenditure plans and short-and long-term business strategies. In addition, undertaking to prepare a report in such detail would necessarily divert important resources from alternate uses that Arch's board of directors and management deem to be in the best interests of Arch and its shareholders. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

Arch clearly views environmental matters as an important ordinary business consideration, as demonstrated by Arch's extensive disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, in "Item 1. Business" and "Item 1A. Risk Factors" sections of such Form 10-K (the relevant pages of this Form 10-K are attached hereto as Exhibit B). In these sections, Arch provides substantial disclosure regarding current and future environmental regulation and the potential effects to its business relating to such regulation. Arch clearly views monitoring environmental regulation as part of its ordinary business operations and, therefore, the Proposal relates directly to Arch's policies and programs for risk management, assessments of exposure and loss prevention and other business strategies. Such critical matters to Arch's business are not appropriate for shareholder oversight. Further, given the high level of complexity involved with the substance of the report called for by the Proposal, it is unlikely that the average shareholder would have sufficient expertise in environmental matters to be in a position to make informed judgments on the basis of the requested information.

Arch's commitment to transparently provide its shareholders with all material information relating to relevant environmental matters also is demonstrated by Arch's publication of the Corporation Social Responsibility Report. By way of contrast in comparison to the report called for by the Proposal, the Corporate Social Responsibility Report and other information published by Arch regarding environmental matters provide shareholders and the general public with the material information relating to, among other things, Arch's efforts to reduce the environmental and health hazards associated with the operation of its mines in a manner that is concise, easy to understand, and accessible. Arch accomplishes this by, for example, distilling the complex subject matter down to pictures, videos, easy-to-understand charts, and short and concise descriptions of Arch's environmental efforts in communities in which it operates. Requiring Arch to report at even greater levels of detail is likely to result in public disclosures that are overly-complex and lengthy. Further, given the high level of complexity involved with the substance of the report called for by the Proposal, it is unlikely that the average reader would have sufficient expertise in environmental matters to be in a position to make informed judgments on the basis of the requested incremental information.

4. The Proposal Relates to Arch's Compliance with Applicable Law

The Staff has concurred with the omission of shareholder proposals on the basis that they related to a company's compliance with applicable law. *See e.g.*, Humana Inc. (February 25, 1998) (proposal requesting that the board of directors appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program to investigate possible corporate misconduct and report to shareholders the findings of its review); General Electric Co. (January 4, 2005) (proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and Allstate Corp. (February 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company). In each of the foregoing matters, the Staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations (i.e., the conduct of a legal compliance program). Arch's operations are subject to extensive safety, health, and environmental regulations as discussed in its Form 10-K for the fiscal year ended December 31, 2010 (the relevant pages of which are attached hereto as Exhibit B), and Arch clearly views monitoring these regulatory developments as part of its ordinary business operations. Accordingly, the Proposal deals with the day-to-day business operations of Arch as it relates to legal and regulatory compliance.

Based upon the foregoing, Arch believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2011 annual meeting of shareholders under Rule 14a-8(i)(10) because the Proposal relates to a matter that Arch has substantially implemented and under Rule 14a-8(i)(7) because the Proposal deals with the ordinary business operations of Arch.

STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE

Pursuant to Staff Legal Bulletin No. 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (314) 944-2734, and the Proponents' facsimile number is (314) 678-0471.

CONCLUSION

Based upon the foregoing analysis, Arch respectfully requests that the Staff concur that it will not recommend enforcement action against Arch if Arch omits the Proposal from its proxy solicitation materials for its 2012 annual meeting of shareholders, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (314) 944-2716.

Sincerely,

Robert G. Jones
Senior Vice President – Law,
General Counsel and Secretary

Enclosures

cc: Sr. Barbara Jennings, CSJ
Midwest Coalition for Responsible Investment

EXHIBIT A

THE PROPOSAL AND ACCOMPANYING MATERIALS

Sisters of St. Joseph of Carondelet
Celebrating 175 Years 1836-2011

SISTERS OF ST. JOSEPH
OF CARONDELET
ST. LOUIS PROVINCE

6400 Minnesota Avenue
St. Louis, MO 63111
314-481-8800
www.csjsl.org

November 9, 2011

Arch Coal, Inc.
Received
NOV 16 2011
Legal Department

Robert G. Jones, Senior Vice-President-Law,
General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, Missouri 63141

Re: **Agenda Item for 2012 Annual Shareholder Meeting**

Dear Mr. Jones:

We are a Catholic Community of women who continue to be concerned about people's health and the environment in relationship to the social responsibilities of Arch Coal. We believe it is possible for corporations to be concerned both about the environmental and social implications of their policies and also to make a fair profit for investors.

We welcome the 2009-2010 Corporate Social Responsibility (CSR) Report and applaud our company's efforts to adhere to the requirements of the Clean Water Act. However, the CSR lacked specific details and data that we sought in key performance indicators:

- which ones were established;
- actual performance data;
- the Clean Water Act violations; and
- the details in the status of the real-time testing systems at all your water outlets.

Arch recently incurred considerable legal liability and economic loss due to water pollution associated with its Appalachian mining, including mountaintop mining. In 2011, Arch agreed to pay $6 million to settle suits brought by the U.S. Environmental Protection Agency (EPA) and the states of West Virginia and Kentucky, and by conservation organizations, for water pollution violations at several of Arch's Appalachian mines.

Shareholders request a report, prepared at reasonable cost within six months after the 2012 annual meeting, omitting confidential information, on the company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations, and how those efforts may reduce legal, reputational and other risks to the company's finances. We realize this information has implications for the future of our company's profitability, and we think shareholders deserve to have these facts.

Robert G. Jones
Page Two
November 9, 2011

I am hereby authorized to notify you of our submission of the enclosed resolution, requesting the Board to report to shareholders the company's progress, for consideration and action by the stockholders at our 2012 Annual Meeting. The Sisters of St. Joseph of Carondelet are owners of 200 shares of common stock in Arch Coal. We have held these shares continuously for over a year; proof of ownership is enclosed. We will hold these shares at least through the 2012 Annual Meeting.

I hereby submit the enclosed resolution for inclusion in the Proxy Statement for the 2010 Annual Meeting of Stockholders of Massey Energy in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. A representative will present this resolution to the assembled stockholders at the next Annual Meeting.

Please note that the contact person is: Sr. Barbara Jennings, CSJ, Coordinator, Midwest Coalition for Responsible Investment, 6400 Minnesota Ave., St. Louis, MO 63111-2807; Phone: 314-678-0471; Email: midwest.coalition@yahoo.com. Please send any materials to all the filers of the Resolution and to her as well.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

I look forward to your acknowledgment and response.

Sincerely,

Pat Giljum, csj

Sister Patricia Giljum, CSJ
Secretary, Sisters of St. Joseph of Carondelet
St. Louis Province Leadership

Enclosures:
Resolution
Verification of stock Ownership

cc: Interfaith Center on Corporate Responsibility

Merrill Lynch

The Armstrong Group

Private Banking and
Investment Group

2125 Louisiana Blvd. NE
P. O. Box 3030
Albuquerque, New Mexico 87110

T 505 884 9817
T 800 214 7614
F 505 349 8275
armstrong_group@ml.com
pwa.ml.com/armstrong

Leonard G. Armstrong, CIMA®
Senior Vice President -
Investments
Private Wealth Advisor
Institutional Consultant

Steve Prickett, CIMA®
Senior Vice President -
Investments
Private Wealth Advisor
Institutional Consultant

Nathan R. Armstrong, CIMA®
Vice President
Private Wealth Advisor
Institutional Consultant

Sisters of St Joseph of Carondelet
6400 Minnesota Ave
Saint Louis, MO 63111
November 9, 2011

To whom it my concern,

The Sisters of St Joseph of Carondelet hold 200 shares of Arch Coal Inc (ACI) in their account at Merrill Lynch on this date.

Sincerely,

Liz Hart
PWA for the Armstrong Group at Merrill Lynch

The information set forth herein was obtained from sources which we believe reliable but we do not guarantee its accuracy. Neither the information, nor any opinion expressed, constitutes a solicitation by us of the purchase nor sale of any securities or commodities. We are providing the above information as you requested. However, we consider your statements to be the official documentation of all transactions.

Arch Coal 2012
Mountaintop Mining and Water Management

WHEREAS: In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal stated that "[i]n 2009 and 2010, Arch delivered its best environmental compliance years on record." and that it "adhere[s] to the requirements of the Clean Water Act ... at all levels of our operations." However, Arch recently incurred considerable legal liability and economic loss due to water pollution associated with its Appalachian mining, including mountaintop mining.

In 2011, Arch agreed to pay $6 million to settle suits brought by the U.S. Environmental Protection Agency (EPA) and the states of West Virginia and Kentucky, and by conservation organizations, for water pollution violations at several of Arch's Appalachian mines. The violations included selenium discharges over twice the allowable limits and discharges of aluminum and total suspended solids at concentrations over 20 times above allowable limits. In late 2010, International Coal Group (ICG), Inc., recently acquired by Arch, agreed to pay a total of $752,450 to settle two cases alleging water pollution violations at Appalachian surface mines.

In January 2011, EPA vetoed the Clean Water Act permit for Arch's 2,300-acre Spruce No. 1 Mine in West Virginia because the mountaintop mining would bury 6.6 miles of high-quality headwater streams, causing "unacceptable adverse effects on wildlife."

Mountaintop mining, which involves depositing rock and soil in valleys, frequently burying streams, "causes permanent loss of ecosystems that play critical roles in ecological processes such as nutrient cycling and production of organic matter for downstream food webs."(*Science* 327:148, 2010). Streams affected by mountaintop mining contain pollutants in concentrations dangerous to fish, birds, and humans. Mountaintop mining increases the frequency and intensity of flooding and the amount of runoff.

Mountaintop mining communities have increased rates of birth defects, cardiovascular disease mortality, and self-reported cancer, as well as an overall reduction in health-related quality of life.

Having recognized the significant environmental concerns and increasing regulatory scrutiny associated with mountaintop mining, several major U.S. and European banks have decided to cease financing companies whose primary coal extractions method is mountaintop mining.

In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal used Global Reporting Initiative (GRI) guidelines to report its environmental impacts. However, the information Arch presented was partial and not verified by GRI.

Resolved: Shareholders request a report, prepared at reasonable cost within six months after the 2012 annual meeting, omitting confidential information, on the company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations, and how those efforts may reduce legal, reputational and other risks to the company's finances. The report should include complete, detailed information for these GRI performance indicators:

- Total water withdrawal by source.
- Water sources significantly affected by withdrawal of water.
- Percentage and total volume of water recycled and reused.
- Total water discharge by quality and destination.
- Total weight of waste by type and disposal method.
- Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.

Minnesota Ave
Louis, MO 63111

CATHOLIC HEALTH EAST

SYSTEM OFFICE

3805 West Chester Pike, Suite 100
Newtown Square, PA 19073
www.che.org

November 15, 2011

Robert G. Jones, Senior Vice-President-Law
General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, Missouri 63141

RE: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Jones:

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of Arch Coal Inc. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

We are concerned about the health and environment impacts of mountaintop mining and its affect of streams and water ways. The water pollution violations at several of Arch's Appalachian mines are extremely troubling.

Therefore, Catholic Health East is co-filing the *Mountaintop Mining and Water Management* resolution with the primary filer, Sisters of Saint Joseph of Carondelet, St. Louis Province. The contact person for this resolution is Barbara Jennings, CSJ, Coordinator of the Midwest Coaliton for Responsible Investment. Her address is: 6400 Minnesota Avenue, St. Louis, MO 63111-2807; Phone/Fax: 314 678 0471; Email midwest.coalition@yahoo.com. Please send materials for the filers of the resolution to her as the contact and to myself, Sr. Kathleen Coll. We authorize the Sisters of Saint Joseph's representative to withdraw the resolution on our behalf.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of 216 shares of Arch Coal, Inc. For more than one year, we have held over $2,000 worth of Arch Coal shares and will continue to hold at least $2,000 of stock through the 2012 stockholder meeting. The verification of our ownership position will be provided by our custodian, BNY Mellon and will follow under separate cover.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

cc: Sister Barbara Jennings, CSJ, Midwest Coalition for Responsible Investment
Interfaith Center on Corporate Responsibility

Arch Coal
Mountaintop Mining and Water Management

WHEREAS: In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal stated that "[i]n 2009 and 2010, Arch delivered its best environmental compliance years on record." and that it "adhere[s] to the requirements of the Clean Water Act ... at all levels of our operations." However, Arch recently incurred considerable legal liability and economic loss due to water pollution associated with its Appalachian mining, including mountaintop mining.

In 2011, Arch agreed to pay $6 million to settle suits brought by the U.S. Environmental Protection Agency (EPA) and the states of West Virginia and Kentucky, and by conservation organizations, for water pollution violations at several of Arch's Appalachian mines. The violations included selenium discharges over twice the allowable limits and discharges of aluminum and total suspended solids at concentrations over 20 times above allowable limits. In late 2010, International Coal Group (ICG), Inc., recently acquired by Arch, agreed to pay a total of $752,450 to settle two cases alleging water pollution violations at Appalachian surface mines.

In January 2011, EPA vetoed the Clean Water Act permit for Arch's 2,300-acre Spruce No. 1 Mine in West Virginia because the mountaintop mining would bury 6.6 miles of high-quality headwater streams, causing "unacceptable adverse effects on wildlife."

Mountaintop mining, which involves depositing rock and soil in valleys, frequently burying streams, "causes permanent loss of ecosystems that play critical roles in ecological processes such as nutrient cycling and production of organic matter for downstream food webs."(*Science* 327:148, 2010). Streams affected by mountaintop mining contain pollutants in concentrations dangerous to fish, birds, and humans. Mountaintop mining increases the frequency and intensity of flooding and the amount of runoff.

Mountaintop mining communities have increased rates of birth defects, cardiovascular disease mortality, and self-reported cancer, as well as an overall reduction in health-related quality of life.

Having recognized the significant environmental concerns and increasing regulatory scrutiny associated with mountaintop mining, several major U.S. and European banks have decided to cease financing companies whose primary coal extractions method is mountaintop mining.

In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal used Global Reporting Initiative (GRI) guidelines to report its environmental impacts. However, the information Arch presented was partial and not verified by GRI.

Resolved: Shareholders request a report, prepared at reasonable cost within six months after the 2012 annual meeting, omitting confidential information, on the company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations, and how those efforts may reduce legal, reputational and other risks to the company's finances. The report should include complete, detailed information for these GRI performance indicators:

THE BANK OF NEW YORK MELLON

November 15, 2011

Robert G. Jones, Senior Vice-President-Law
General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, Missouri 63141

To Whom It May Concern:

Please be advised that as of November 15, 2011, The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 216 shares of ARCH COAL, INC. (cusip 039380100) for our client and beneficial owner, Catholic Health East.

Of the 216 shares currently held in our custody, 216 shares have been continuously held for over one year by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19073

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com

SIGNATURE GUARANTEE
MEDALLION GUARANTEE
THE BANK OF NEW
YORK MELLON
AUTHORIZED SIGNATURE
(SG745Z)
Z9012190
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™

School Sisters of Notre Dame
Central Pacific Province

October 27, 2011

Robert G. Jones, Senior Vice-President-Law
General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, Missouri 63141

Dear Mr. Jones:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our environment and our waterways for all citizens. We recognize efforts our company is making toward this end. We request that our company report to shareholders its efforts to reduce environmental and health hazards associated with its Appalachian mining operations and risks to the company's finances.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 100 shares of Arch Coal common stock. Verification of ownership of the shares is attached. We have held this stock continuously for over a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of St. Joseph. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and will present the resolution.

We hope that the Board of Directors will agree to dialogue with us about this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Finance Office ~ Sancta Maria in Ripa Campus
320 East Ripa Avenue ~ Saint Louis, MO 63125-2897
P: 314-633-7021 ~ www.ssndcentralpacific.org

Transforming the world through education

Arch Coal
Mountaintop Mining and Water Management

WHEREAS: In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal stated that "[i]n 2009 and 2010, Arch delivered its best environmental compliance years on record." and that it "adhere[s] to the requirements of the Clean Water Act ... at all levels of our operations." However, Arch recently incurred considerable legal liability and economic loss due to water pollution associated with its Appalachian mining, including mountaintop mining.

In 2011, Arch agreed to pay $6 million to settle suits brought by the U.S. Environmental Protection Agency (EPA) and the states of West Virginia and Kentucky, and by conservation organizations, for water pollution violations at several of Arch's Appalachian mines. The violations included selenium discharges over twice the allowable limits and discharges of aluminum and total suspended solids at concentrations over 20 times above allowable limits. In late 2010, International Coal Group (ICG), Inc., recently acquired by Arch, agreed to pay a total of $752,450 to settle two cases alleging water pollution violations at Appalachian surface mines.

In January 2011, EPA vetoed the Clean Water Act permit for Arch's 2,300-acre Spruce No. 1 Mine in West Virginia because the mountaintop mining would bury 6.6 miles of high-quality headwater streams, causing "unacceptable adverse effects on wildlife."

Mountaintop mining, which involves depositing rock and soil in valleys, frequently burying streams, "causes permanent loss of ecosystems that play critical roles in ecological processes such as nutrient cycling and production of organic matter for downstream food webs."(*Science* 327:148, 2010). Streams affected by mountaintop mining contain pollutants in concentrations dangerous to fish, birds, and humans. Mountaintop mining increases the frequency and intensity of flooding and the amount of runoff.

Mountaintop mining communities have increased rates of birth defects, cardiovascular disease mortality, and self-reported cancer, as well as an overall reduction in health-related quality of life.

Having recognized the significant environmental concerns and increasing regulatory scrutiny associated with mountaintop mining, several major U.S. and European banks have decided to cease financing companies whose primary coal extractions method is mountaintop mining.

In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal used Global Reporting Initiative (GRI) guidelines to report its environmental impacts. However, the information Arch presented was partial and not verified by GRI.

Resolved: Shareholders request a report, prepared at reasonable cost within six months after the 2012 annual meeting, omitting confidential information, on the company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations, and how those efforts may reduce legal, reputational and other risks to the company's finances. The report should include complete, detailed information for these GRI performance indicators:

- Total water withdrawal by source.
- Water sources significantly affected by withdrawal of water.
- Percentage and total volume of water recycled and reused.
- Total water discharge by quality and destination.
- Total weight of waste by type and disposal method.
- Identity, size, protected status, and biodiversity value of water bodies and related habitats

The Commerce Trust Company
A division of Commerce Bank, N.A.

Lora Downey
314-746-7453

October 27, 2011

Sister Linda Jansen, SSND
School Sisters of Notre Dame
Central Pacific Providence
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame Central Pacific Province General-Restricted
Account FISMA & OMB Memorandum M-07-16***

Dear Sister Linda:

Security	Shares	Acquisition Date
Arch Coal Inc	100	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey
Vice President

LJD/lj

EXHIBIT B

SELECTED DISCLOSURES FROM ARCH COAL, INC.'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 1-13105

ARCH COAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**43-0921172**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
One CityPlace Drive, Ste. 300, St. Louis, Missouri	**63141**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (314) 994-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such filed). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant (excluding outstanding shares beneficially owned by directors, officers and treasury shares) as of June 30, 2010 was approximately $3.2 billion.

On February 22, 2011, 162,474,101 shares of the company's common stock, par value $0.01 per share, were outstanding.

Portions of the company's definitive proxy statement for the annual stockholders' meeting to be held on April 28, 2011 are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS.

Introduction

We are one of the world's largest coal producers. For the year ended December 31, 2010 we sold approximately 162.8 million tons of coal, including approximately 6.9 million tons of coal we purchased from third parties, representing roughly 15% of U.S. coal supply. We sell substantially all of our coal to power plants, steel mills and industrial facilities. At December 31, 2010, we operated, or contracted out the operation of, 23 active mines located in each of the major low-sulfur coal-producing regions of the United States. The locations of our mines and access to export facilities enable us to ship coal to most of the major coal-fueled power plants, industrial facilities and steel mills located within the United States and on four continents worldwide.

Significant federal and state environmental regulations affect the demand for coal. Existing environmental regulations limiting the emission of certain impurities caused by coal combustion and new regulations have had, and are likely to continue to have, a considerable impact on our business. For example, certain federal and state environmental regulations currently limit the amount of sulfur dioxide that may be emitted as a result of combustion. As a result, we focus on mining, processing and marketing coal with low sulfur content.

Despite these and other regulations, we expect worldwide coal demand to increase over time, particularly in developing countries such as China and India, where electricity demand is increasing at a much faster rate than in developed parts of the world. Although the global economic recession has had a significant impact on certain regions, we expect worldwide energy demand to increase over the next 20 years. As a result of its availability, stability and affordability, coal is likely to satisfy a large portion of that demand.

Our History

We were organized in Delaware in 1969 as Arch Mineral Corporation. In July 1997, we merged with Ashland Coal, Inc., a subsidiary of Ashland Inc. that was formed in 1975. As a result of the merger, we became one of the largest producers of low-sulfur coal in the eastern United States.

In June 1998, we expanded into the western United States when we acquired the coal assets of Atlantic Richfield Company, which we refer to as ARCO. This acquisition included the Black Thunder and Coal Creek mines in the Powder River Basin of Wyoming, the West Elk mine in Colorado and a 65% interest in Canyon Fuel Company, which operates three mines in Utah. In October 1998, we acquired a leasehold interest in the Thundercloud reserve, a 412-million-ton federal reserve tract adjacent to the Black Thunder mine.

In July 2004, we acquired the remaining 35% interest in Canyon Fuel Company. In August 2004, we acquired Triton Coal Company's North Rochelle mine adjacent to our Black Thunder operation. In September 2004, we acquired a leasehold interest in the Little Thunder reserve, a 719-million-ton federal reserve tract adjacent to the Black Thunder mine.

In December 2005, we sold the stock of Hobet Mining, Inc., Apogee Coal Company and Catenary Coal Company and their four associated mining complexes (Hobet 21, Arch of West Virginia, Samples and Campbells Creek) and approximately 455.0 million tons of coal reserves in Central Appalachia to Magnum.

On October 1, 2009, we acquired Rio Tinto's Jacobs Ranch mine complex in the Powder River Basin of Wyoming, which included 345 million tons of low-cost, low-sulfur coal reserves, and integrated it into the Black Thunder mine.

Coal Characteristics

In general, end users characterize coal as steam coal or metallurgical coal. Heat value, sulfur, ash, moisture content, and volatility in the case of metallurgical coal, are important variables in the marketing and

Environmental and Other Regulatory Matters.

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety and the environment, including protection of air quality, water quality, wetlands, special status species of plants and animals, land uses, cultural and historic properties and other environmental resources identified during the permitting process. Reclamation is required during production and after mining has been completed. Materials used and generated by mining operations must also be managed according to applicable regulations and law. These laws have, and will continue to have, a significant effect on our production costs and our competitive position.

We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time. We cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. While it is not possible to accurately quantify the expenditures we incur to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. Federal and state mining laws and regulations require us to obtain surety bonds to guarantee performance or payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers' compensation benefits, coal leases and other miscellaneous obligations. Compliance with these laws has substantially increased the cost of coal mining for domestic coal producers.

Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent to which we cannot predict. Future laws, regulations or orders may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. As a result, future laws, regulations or orders may adversely affect our mining operations, cost structure or our customers' demand for coal.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an environmental impact statement must be prepared to assist the BLM in determining the potential environmental impact of lease issuance, including any collateral effects from the mining, transportation and burning of coal. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may delay commencement or continuation of mining operations. In the states where we operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, past or ongoing violations of applicable laws and regulations could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition or other authorized use. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly more difficult and expensive to obtain, and the application review processes are taking longer to complete and becoming increasingly subject to challenge, even after a permit has been issued.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act, which we refer to as SMCRA, establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining, which we refer to as OSM, or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. All states in which we conduct mining operations have achieved primacy and issue permits in lieu of OSM.

In 1999, a federal court in West Virginia ruled that the stream buffer zone rule issued under SMCRA prohibited most excess spoil fills. While the decision was later reversed on jurisdictional grounds, the extent to which the rule applied to fills was left unaddressed. On December 12, 2008, OSM finalized a rulemaking regarding the interpretation of the stream buffer zone provisions of SMCRA which confirmed that excess spoil from mining and refuse from coal preparation could be placed in permitted areas of a mine site that constitute waters of the United States. On November 30, 2009, OSM announced that it would re-examine and reinterpret the regulations finalized eleven months earlier. We cannot predict how the regulations may change or how they may affect coal production, though there are reports that drafts of OSM's preferred alternative rule would, if finalized, curtail surface mining operations in and near streams — especially in central Appalachia.

SMCRA permit provisions include a complex set of requirements which include, among other things, coal prospecting; mine plan development; topsoil or growth medium removal and replacement; selective handling of overburden materials; mine pit backfilling and grading; disposal of excess spoil; protection of the hydrologic balance; subsidence control for underground mines; surface runoff and drainage control; establishment of suitable post mining land uses; and revegetation. We begin the process of preparing a mining permit application by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat; and wetlands. The geologic data and information derived from the other surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with OSM's Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over a year to prepare, depending on the size and complexity of the mine, and anywhere from six months to two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, requires a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines and $0.135 per ton of coal produced from underground mines. In 2010, we recorded $44.2 million of expense related to these reclamation fees.

Surety Bonds. Mine operators are often required by federal and/or state laws, including SMCRA, to assure, usually through the use of surety bonds, payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. Although surety bonds are usually noncancelable during their term, many of these bonds are renewable on an annual basis.

The costs of these bonds have fluctuated in recent years while the market terms of surety bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds. In order to address some of these uncertainties, we use self-bonding to secure performance of certain obligations in Wyoming. As of December 31, 2010, we have self-bonded an aggregate of approximately $406.2 million and have posted an aggregate of approximately $213.6 million in surety bonds for reclamation purposes. In addition, we had approximately $153.6 million of surety bonds and letters of credit outstanding at December 31, 2010 to secure workers' compensation, coal lease and other obligations.

Mine Safety and Health. Stringent safety and health standards have been imposed by federal legislation since Congress adopted the Mine Safety and Health Act of 1969. The Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed comprehensive safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have programs aimed at improving mine safety and health. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for the protection of employee health and safety affecting any segment of U.S. industry. In reaction to recent mine accidents, federal and state legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. For example, in 2006, Congress enacted the MINER Act. The MINER Act imposes additional obligations on coal operators including, among other things, the following:

- development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel;
- establishment of additional requirements for mine rescue teams;
- notification of federal authorities in the event of certain events;
- increased penalties for violations of the applicable federal laws and regulations; and
- requirement that standards be implemented regarding the manner in which closed areas of underground mines are sealed.

In 2008, the U.S. House of Representatives approved additional federal legislation which would have required new regulations on a variety of mine safety issues such as underground refuges, mine ventilation and communication systems. Although the U.S. Senate failed to pass that legislation, it is possible that similar legislation may be proposed in the future. Various states, including West Virginia, have also enacted new laws to address many of the same subjects. The costs of implementing these new safety and health regulations at the federal and state level have been, and will continue to be, substantial. In addition to the cost of implementation, there are increased penalties for violations which may also be substantial. Expanded enforcement has resulted in a proliferation of litigation regarding citations and orders issued as a result of the regulations.

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for coal mined in underground operations and up to $0.55 per ton for coal mined in surface operations. These amounts may not exceed 4.4% of the gross sales price. This excise tax does not apply to coal shipped outside the United States. In 2010, we recorded $80.6 million of expense related to this excise tax.

We are committed to the safety of our employees. In 2010 we spent approximately $15.6 million on MINER Act compliance and other safety improvement matters. In addition, we are currently finalizing the installation and testing of a new $14 million two-way communication and tracking system in our underground mines. The installation and testing of this system is expected to be completed in June 2011.

Arch's 2010 safety performance once again set a new record, surpassing our 2009 record year. Our lost-time incident rate was 0.46 incidents per 200,000 hours worked, a 35% improvement over 2009. In addition, we were honored with a national Sentinels of Safety certificate from the U.S. Department of Labor and eight state awards for outstanding safety practices in 2010.

One way we work towards meeting a zero injury rate is developing and maintaining strong safety programs. Our subsidiaries launched behavior-based safety programs in 2006, which expanded our employees' involvement in our prevention process and in identifying at-risk behaviors before incidents occur. Since adopting these programs, our rates for total incidents and lost-time incidents have improved by approximately 57% and 63%, respectively. In addition, we routinely conduct regular safety drills and exercises with state safety and MSHA officials.

Clean Air Act. The federal Clean Air Act and similar state and local laws that regulate air emissions affect coal mining directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emissions control requirements relating to particulate matter which may include controlling fugitive dust. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions of fine particulate matter measuring 2.5 micrometers in diameter or smaller, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled power plants and industrial boilers, which are the largest end-users of our coal. Continued tightening of the already stringent regulation of emissions is likely, such as EPA's June 22, 2010, (75 Fed Reg 35520) revision of the national ambient air quality standard for sulfur dioxide and a similar proposal announced on January 6, 2010 for ozone that is now expected to be finalized in July of 2011. Regulation of additional emissions such as carbon dioxide or other greenhouse gases as proposed or determined by EPA on October 27, October 30 and December 15, 2009 may eventually be applied to stationary sources such as coal-fueled power plants and industrial boilers (see discussion of Climate Change, below). This application could eventually reduce the demand for coal.

Clean Air Act requirements that may directly or indirectly affect our operations include the following:

- *Acid Rain.* Title IV of the Clean Air Act, promulgated in 1990, imposed a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fueled power plants with a capacity of more than 25-megawatts. Generally, the affected power plants have sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. Although we cannot accurately predict the future effect of this Clean Air Act provision on our operations, we believe that implementation of Phase II has been factored into the pricing of the coal market.
- *Particulate Matter.* The Clean Air Act requires the U.S. Environmental Protection Agency, which we refer to as EPA, to set national ambient air quality standards, which we refer to as NAAQS, for certain pollutants associated with the combustion of coal, including sulfur dioxide, particulate matter, nitrogen oxides and ozone. Areas that are not in compliance with these standards, referred to as non-attainment areas, must take steps to reduce emissions levels. For example, NAAQS currently exist for particulate matter measuring 10 micrometers in diameter or smaller (PM10) and for fine particulate matter measuring 2.5 micrometers in diameter or smaller (PM2.5). The EPA designated all or part of 225 counties in 20 states as well as the District of Columbia as non-attainment areas with respect to the PM2.5 NAAQS. Those designations have been challenged. Individual states must identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to 12 years from the date of designation to secure emissions reductions from sources contributing to the problem. In addition, EPA has announced that it intends to propose a revision to the PM2.5 NAAQS in February of 2011 with a final regulation being

promulgated in October of 2011. Future regulation and enforcement of the new PM2.5 standard will affect many power plants, especially coal-fueled power plants, and all plants in non-attainment areas.

- *Ozone.* Significant additional emission control expenditures will be required at coal-fueled power plants to meet the new NAAQS for ozone. Nitrogen oxides, which are a byproduct of coal combustion, are classified as an ozone precursor. As a result, emissions control requirements for new and expanded coal-fueled power plants and industrial boilers will continue to become more demanding in the years ahead. For example, on March 27, 2008, EPA promulgated a new 75 parts per billion (ppb) ozone primary NAAQS. On September 16, 2009, EPA announced that it will reconsider the new standard, and on January 19, 2010, EPA proposed its reconsidered NAAQS (75 Fed Reg 2938), proposing to adopt a new, more stringent primary ambient air quality standard for ozone and to change the way in which the secondary standard is calculated. Should these NAAQS withstand scrutiny, additional emission control expenditures will likely be required at coal-fueled power plants.

- *NOx SIP Call.* The NOx SIP Call program was established by the EPA in October 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said that they could not meet federal air quality standards because of migrating pollution. The program was designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. Phase II reductions were required by May 2007. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fueled power plants, which could make coal a less attractive fuel.

- *Clean Air Interstate Rule.* The EPA finalized the Clean Air Interstate Rule, which we refer to as CAIR, in March 2005. CAIR calls for power plants in 28 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clean Skies Initiative. The stringency of the cap may require some coal-fueled power plants to install additional pollution control equipment, such as wet scrubbers, which could decrease the demand for low-sulfur coal at these plants and thereby potentially reduce market prices for low-sulfur coal. Emissions are permanently capped and cannot increase. In July 2008, in *State of North Carolina v. EPA* and consolidated cases, the U.S. Court of Appeals for the District of Columbia Circuit disagreed with the EPA's reading of the Clean Air Act and vacated CAIR in its entirety. In December 2008, the U.S. Court of Appeals for the District of Columbia Circuit revised its remedy and remanded the rule to the EPA. EPA proposed a revised transport rule on August 2, 2010, (75 Fed Reg 45209) and received thousands of comments on the proposal. The rule making is expected to be finalized in July of 2011 and it is possible that additional power plant controls may be required under the replacement rule, which may affect the market for coal.

- *Mercury.* In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA's Clean Air Mercury Rule, which we refer to as CAMR, and remanded it to the EPA for reconsideration. The EPA is reviewing the court decision and evaluating its impacts. Before the court decision, some states had either adopted CAMR or adopted state-specific rules to regulate mercury emissions from power plants that are more stringent than CAMR. CAMR, as promulgated, would have permanently capped and reduced mercury emissions from coal-fueled power plants by establishing mercury emissions limits from new and existing coal-fueled power plants and creating a market-based cap-and-trade program that was expected to reduce nationwide emissions of mercury in two phases. Under CAMR, coal-fueled power plants would have had until 2010 to cut mercury emission levels from 48 tons to 38 tons a year and until 2018 to bring that level down to 15 tons, a 69% reduction. On December 24, 2009, the EPA announced that it had recommended to the Office of Management and Budget an Information Collection Request that would require all US power plants with coal or oil-fired generating units to submit emissions information. With this information the EPA intends to propose standards for all air toxic emissions, including mercury, for coal and oil-fired units by March 10, 2011. The EPA hopes to make these new standards final by November 16, 2011. Regardless of how the EPA responds on reconsideration or how states implement their state-specific mercury rules, rules imposing stricter limitations on mercury emissions from power plants will likely be promulgated and implemented. Any such rules may adversely affect the demand for coal.

- *Regional Haze.* The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks, particularly those located in the southwest and southeast United States. Under the Regional Haze Rule, affected states were required to submit regional haze SIP's by December 17, 2007, that, among other things, was to identify facilities that would have to reduce emissions and comply with stricter emission limitations. The vast majority of states failed to submit their plans by December 17, 2007, and EPA issued a Finding of Failure to Submit plans on January 15, 2009 (74 Fed. Reg. 2392), which could trigger Federal implementation plans. EPA has taken no enforcement action against states to finalize implementation plans. Nonetheless, this program may result in additional emissions restrictions from new coal-fueled power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.
- *New Source Review.* A number of pending regulatory changes and court actions are affecting the scope of the EPA's new source review program, which under certain circumstances requires existing coal-fueled power plants to install the more stringent air emissions control equipment required of new plants. The changes to the new source review program may impact demand for coal nationally, but as the final form of the requirements after their revision is not yet known, we are unable to predict the magnitude of the impact.

Climate Change. One by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. In November 2004, Russia ratified the Kyoto Protocol to the 1992 Framework Convention on Global Climate Change, which establishes a binding set of emission targets for greenhouse gases. With Russia's acceptance, the Kyoto Protocol became binding on all those countries that had ratified it in February 2005. The United States has refused to ratify the Kyoto Protocol. Although the Kyoto targets varied from country to country, the United States Kyoto Protocol target reductions of greenhouse gas emissions would be to 93% of 1990 levels. Following the Kyoto meeting, multiple Conferences of the Parties have been held. None to date, including the most recent Conference of the Parties in Cancun, Mexico, in late November and early December of 2010, have resulted in any mandatory reduction requirements for the United States, but any such future conference may do so.

Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. The U.S. Congress has considered various proposals to reduce greenhouse gas emissions, but to date, none have become law. In April 2007, the U.S. Supreme Court rendered its decision in Massachusetts v. EPA, finding that the EPA has authority under the Clean Air Act to regulate carbon dioxide emissions from automobiles and can decide against regulation only if the EPA determines that carbon dioxide does not significantly contribute to climate change and does not endanger public health or the environment. On December 15, 2009, EPA published a formal determination that six greenhouse gases, including carbon dioxide and methane, endanger both the public health and welfare of current and future generations. In the same Federal Register rulemaking, EPA found that emission of greenhouse gases from new motor vehicles and their engines contribute to greenhouse gas pollution. Although Massachusetts v. EPA did not involve the EPA's authority to regulate greenhouse gas emissions from stationary sources, such as coal-fueled power plants, the decision is likely to impact regulation of stationary sources.

For example, a challenge in the U.S. Court of Appeals for the District of Columbia with respect to the EPA's decision not to regulate greenhouse gas emissions from power plants and other stationary sources under the Clean Air Act's new source performance standards was remanded to the EPA for further consideration in light of Massachusetts v. EPA. Other pending cases regarding greenhouse gases may affect the market for coal. In AEP v. Connecticut (582 F. 3d, 309, 2d Cir, 2009) the Second Circuit Court of Appeals held that States and private plaintiffs may maintain actions under federal common law alleging that five electric utilities have created a "public nuisance" by contributing to global warming, and may seek injunctive relief capping the utilities' CO_2

emissions at judicially-determined levels. However, the Supreme Court granted certiorari (10-174, US) on December 6, 2010, and argument has not yet been scheduled.

On October 27, 2009, the EPA announced how it will establish thresholds for phasing-in and regulating greenhouse gas emissions under various provisions of the Clean Air Act. Three days later, on October 30, 2009, the EPA published a final rule in the Federal Register that requires the reporting of greenhouse gas emissions from all sectors of the American economy, and reporting of emissions from underground coal mines and coal suppliers was promulgated on July 12, 2010 (75 Fed Reg 39736). If as a result of these actions the EPA were to set emission limits for carbon dioxide from electric utilities or steel mills, the demand for coal could decrease.

In the absence of federal legislation or regulation, many states and regions have adopted greenhouse gas initiatives. These state and regional climate change rules will likely require additional controls on coal-fueled power plants and industrial boilers and may even cause some users of coal to switch from coal to a lower carbon fuel. There can be no assurance at this time that a carbon dioxide cap and trade program, a carbon tax or other regulatory regime, if implemented by the states in which our customers operate or at the federal level, will not affect the future market for coal in those regions. The permitting of new coal-fueled power plants has also recently been contested by state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal.

We believe that a diverse suite of clean coal technologies represents an essential tool for ultimately stabilizing greenhouse gas concentrations in the atmosphere. As a result, we have invested in several projects seeking to advance a variety of clean coal technologies, and will continue to evaluate additional opportunities for potential investment. We currently own a 24% interest in DKRW Advanced Fuels LLC, which is developing a facility to convert coal into gasoline, while capturing much of the carbon dioxide produced in the conversion process for use in enhanced oil recovery (EOR) applications. In addition, we own a 35% interest in Tenaska Trailblazer Partners, LLC, which is planning to construct a pulverized coal-fueled electric generating station in West Texas targeting a post-combustion capture of 85% – 90% of the carbon dioxide.

Clean Water Act. The federal Clean Water Act and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged and fill materials, into waters of the United States. The Clean Water Act provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions and regulatory actions have created uncertainty over Clean Water Act jurisdiction and permitting requirements that could variously increase or decrease the cost and time we expend on Clean Water Act compliance.

Clean Water Act requirements that may directly or indirectly affect our operations include the following:

- *Wastewater Discharge.* Section 402 of the Clean Water Act creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System, which we refer to as the NPDES, or an equally stringent program delegated to a state regulatory agency. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the United States, especially on selenium, sulfate and specific conductance. Discharges that exceed the limits specified under NPDES permits can lead to the imposition of penalties, and persistent non-compliance could lead to significant penalties, compliance costs and delays in coal production. In addition, the imposition of future restrictions on the discharge of certain pollutants into waters of the United States could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations. You should see Item 3 — Legal Proceedings for more information about certain regulatory actions pertaining to our operations.

  Discharges of pollutants into waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load, which we refer to as TMDL, regulations. The TMDL regulations establish a process for calculating the maximum amount of a pollutant that a water body can receive while maintaining state water quality standards. Pollutant loads are allocated among the various sources that discharge pollutants into that water body. Mine operations that discharge into water bodies designated as impaired will be required to meet new TMDL allocations. The adoption of more stringent TMDL-related allocations for our coal mines could require more costly water treatment and could adversely affect our coal production.

The Clean Water Act also requires states to develop anti-degradation policies to ensure that non-impaired water bodies continue to meet water quality standards. The issuance and renewal of permits for the discharge of pollutants to waters that have been designated as "high quality" are subject to anti-degradation review that may increase the costs, time and difficulty associated with obtaining and complying with NPDES permits.

- *Dredge and Fill Permits.* Many mining activities, such as the development of refuse impoundments, fresh water impoundments, refuse fills, valley fills, and other similar structures, may result in impacts to waters of the United States, including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to such streams or wetlands. Under the Clean Water Act, coal companies are required to obtain a Section 404 permit from the Army Corps of Engineers, which we refer to as the Corps, prior to conducting such mining activities. The Corps is authorized to issue general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21, which we refer to as NWP 21, generally authorize the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. Since March 2007, permits under NWP 21 were reissued for a five-year period with new provisions intended to strengthen environmental protections. There must be appropriate mitigation in accordance with nationwide general permit conditions rather than less restricted state-required mitigation requirements, and permitholders must receive explicit authorization from the Corps before proceeding with proposed mining activities.

  Notwithstanding the additional environmental protections designed in the 2007 NWP 21, on July 15, 2009, the Corps proposed to immediately suspend the use of the NWP 21 in six Appalachian states, including West Virginia, Kentucky and Virginia where the Company conducts operations. In addition, in the same notice, the Corps proposed to modify the NWP 21 following the receipt and review of public comments to prohibit its further use in the same states during the remaining term of the permit which is March 12, 2012. On June 17, 2010, the Corps announced that it had suspended the use of NWP 21 in the same six states — it continues to be available elsewhere. The Corps' decision, however, does not prevent the Company's operations from seeking an individual permit under § 404 of the CWA, nor does it restrict an operation from utilizing another version of the nationwide permit authorized for small underground coal mines that must construct fills as part of their mining operations.

  The use of nationwide permits to authorize stream impacts from mining activities has been the subject of significant litigation. You should see Item 3 — Legal Proceedings for more information about certain litigation pertaining to our permits.

Resource Conservation and Recovery Act. The Resource Conservation and Recovery Act, which we refer to as RCRA, may affect coal mining operations through its requirements for the management, handling, transportation and disposal of hazardous wastes. Currently, certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management. In addition, Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In its 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion products generated at electric utility and independent power producing facilities, such as coal ash, and left the exemption in place. In May 2000, the EPA concluded that coal combustion products do not warrant regulation as hazardous waste under RCRA and again retained the hazardous waste exemption for these wastes. The EPA also determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion products disposed in surface impoundments and landfills and used as mine-fill. In March of 2007 the Office of Surface Mining and EPA proposed regulations regarding the management of coal combustion products. The EPA concluded that beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. A final rule has not been promulgated. Most state hazardous waste laws also exempt coal combustion products, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of hazardous wastes would increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of ash can lead to material liability. In another development regarding coal combustion wastes, EPA conducted an assessment of impoundments and other units that manage residuals from coal combustion and that contain free liquids following a massive coal ash spill in Tennessee in 2008, EPA contractors conducted site assessments at many impoundments and is requiring appropriate remedial action at any facility that is found to have a unit posing a risk for potential failure. EPA is posting utility responses to the assessment on its web site as the responses are received. Future regulations resulting from the EPA coal combustion refuse assessments may impact the ability of the Company's utility customers to continue to use coal in their power plants.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, which we refer to as CERCLA, and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of the statute. Thus, coal mines that we currently own or have previously owned or operated, and sites to which we sent waste materials, may be subject to liability under CERCLA and similar state laws. In particular, we may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where we own surface rights.

Endangered Species. The Endangered Species Act and other related federal and state statutes protect species threatened or endangered with possible extinction. Protection of threatened, endangered and other special status species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to our properties are protected under the Endangered Species Act or other related laws or regulations. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans. We have been able to continue our operations within the existing spatial, temporal and other restrictions associated with special status species. Should more stringent protective measures be applied to threatened, endangered or other special status species or to their critical habitat, then we could experience increased operating costs or difficulty in obtaining future mining permits.

Use of Explosives. Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest, including ammonium nitrate at certain threshold levels, must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and site security plan will be required.

Other Environmental Laws. We are required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Our profitability may be adversely affected if we must satisfy certain below-market contracts with coal we purchase on the open market or with coal we produce at our remaining operations.

We have agreed to guarantee Magnum's obligations to supply coal under certain coal sales contracts that we sold to Magnum. In addition, we have agreed to purchase coal from Magnum in order to satisfy our obligations under certain other contracts that have not yet been transferred to Magnum, the longest of which extends to the year 2017. If Magnum cannot supply the coal required under these coal sales contracts, we would be required to purchase coal on the open market or supply coal from our existing operations in order to satisfy our obligations under these contracts. At December 31, 2010, if we had purchased the 13 million tons of coal required under these contracts over their duration at market prices then in effect, we would have incurred a loss of approximately $427.1 million.

We may incur losses as a result of certain marketing, trading and asset optimization strategies.

We seek to optimize our coal production and leverage our knowledge of the coal industry through a variety of marketing, trading and other asset optimization strategies. We maintain a system of complementary processes and controls designed to monitor and control our exposure to market and other risks as a consequence of these strategies. These processes and controls seek to balance our ability to profit from certain marketing, trading and asset optimization strategies with our exposure to potential losses. While we employ a variety of risk monitoring and mitigation techniques, those techniques and accompanying judgments cannot anticipate every potential outcome or the timing of such outcomes. In addition, the processes and controls that we use to manage our exposure to market and other risks resulting from these strategies involve assumptions about the degrees of correlation or lack thereof among prices of various assets or other market indicators. These correlations may change significantly in times of market turbulence or other unforeseen circumstances. As a result, we may experience volatility in our earnings as a result of our marketing, trading and asset optimization strategies.

Risks Related to Environmental, Other Regulations and Legislation

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

Considerable uncertainty is associated with these air emissions initiatives. The content of regulatory requirements in the U.S. is in the process of being developed, and many new regulatory initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fueled power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low sulfur coal, possibly reducing future demand for coal and a reduced need to construct new coal-fueled power plants. The EIA's expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted could make low sulfur coal less attractive, which could also have a material adverse effect on the demand for and prices received for our coal.

You should see "Environmental and Other Regulatory Matters" for more information about the various governmental regulations affecting us.

Our failure to obtain and renew permits necessary for our mining operations could negatively affect our business.

Mining companies must obtain numerous permits that impose strict regulations on various environmental and operational matters in connection with coal mining. These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens' lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued or renewed in a timely fashion or at all, or permits issued or renewed may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow and profitability.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers' demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue *force majeure* notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of *force majeure* notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

- limitations on land use;
- mine permitting and licensing requirements;
- reclamation and restoration of mining properties after mining is completed;
- management of materials generated by mining operations;
- the storage, treatment and disposal of wastes;
- remediation of contaminated soil and groundwater;
- air quality standards;
- water pollution;
- protection of human health, plant-life and wildlife, including endangered or threatened species;

- protection of wetlands;
- the discharge of materials into the environment;
- the effects of mining on surface water and groundwater quality and availability; and
- the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. You should see the section entitled "Environmental and Other Regulatory Matters" for more information about the various governmental regulations affecting us.

If the assumptions underlying our estimates of reclamation and mine closure obligations are inaccurate, our costs could be greater than anticipated.

SMCRA and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining, as well as most aspects of underground mining. We base our estimates of reclamation and mine closure liabilities on permit requirements, engineering studies and our engineering expertise related to these requirements. Our management and engineers periodically review these estimates. The estimates can change significantly if actual costs vary from our original assumptions or if governmental regulations change significantly. We are required to record new obligations as liabilities at fair value under generally accepted accounting principles. In estimating fair value, we considered the estimated current costs of reclamation and mine closure and applied inflation rates and a third-party profit, as required. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from our assumptions, which could have a material adverse effect on our results of operations and financial condition.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain extensive coal refuse areas and slurry impoundments at a number of our mining complexes. Such areas and impoundments are subject to extensive regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as "acid mine drainage," which we refer to as AMD. The treating of AMD can be costly. Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Judicial rulings that restrict how we may dispose of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal and materially harm our financial condition and operating results.

To dispose of mining overburden generated by our surface mining operations, we often need to obtain permits to construct and operate valley fills and surface impoundments. Some of these permits are Clean Water Act § 404 permits issued by the Army Corps of Engineers. Two of our operating subsidiaries were identified in an existing lawsuit, which challenged the issuance of such permits and asked that the Corps be ordered to rescind them. Two of our operating subsidiaries intervened in the suit to protect their interests in being allowed to operate under the issued permits, and one of them thereafter was dismissed. On February 13, 2009, the U.S. Court of Appeals for the Fourth Circuit ruled on appeals from decisions rendered prior to our intervention, which may have a favorable impact on our permits. The matter is pending before the U.S. District Court for the Southern District of West Virginia on Mingo Logan's motion for summary judgment.

Changes in the legal and regulatory environment, particularly in light of developments in 2010, could complicate or limit our business activities, increase our operating costs or result in litigation.

The conduct of our businesses is subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events or in response to significant events. Certain recent developments particularly may cause changes in the legal and regulatory environment in which we operate and may impact our results or increase our costs or liabilities. Such legal and regulatory environment changes may include changes in: the processes for obtaining or renewing permits; costs associated with providing healthcare benefits to employees; health and safety standards; accounting standards; taxation requirements; and competition laws.

For example, in April 2010, the EPA issued comprehensive guidance regarding the water quality standards that EPA believes should apply to certain new and renewed Clean Water Act permit applications for Appalachian surface coal mining operations. Under the EPA's guidance, applicants seeking to obtain state and federal Clean Water Act permits for surface coal mining in Appalachia must perform an evaluation to determine if a reasonable potential exists that the proposed mining would cause a violation of water quality standards. According to the EPA Administrator, the water quality standards set forth in the EPA's guidance may be difficult for most surface mining operations to meet. Additionally, the EPA's guidance contains requirements for the avoidance and minimization of environmental and mining impacts, consideration of the full range of potential impacts on the environment, human health and local communities, including low-income or minority populations, and provision of meaningful opportunities for public participation in the permit process. EPA's guidance is subject to several pending legal challenges related to its legal effect and sufficiency including consolidated challenges pending in Federal District Court in the District of Columbia led by the National Mining Association. We may be required to meet these requirements in the future in order to obtain and maintain permits that are important to our Appalachian operations. We cannot give any assurance that we will be able to meet these or any other new standards.

In response to the April 2010 explosion at Massey Energy Company's Upper Big Branch Mine and the ensuing tragedy, we expect that safety matters pertaining to underground coal mining operations will be the topic of new legislation and regulation, as well as the subject of heightened enforcement efforts. For example, federal and West Virginia state authorities have announced special inspections of coal mines to evaluate several safety concerns, including the accumulation of coal dust and the proper ventilation of gases such as methane. In addition, both federal and West Virginia state authorities have announced that they are considering changes to mine safety rules and regulations which could potentially result in additional or enhanced required safety equipment, more frequent mine inspections, stricter and more thorough enforcement practices and enhanced reporting requirements. Any new environmental, health and safety requirements may increase the costs associated with obtaining or maintain permits necessary to perform our mining operations or otherwise may prevent, delay or reduce our planned production, any of which could adversely affect our financial condition, results of operations and cash flows.

Further, mining companies are entitled a tax deduction for percentage depletion, which may allow for depletion deductions in excess of the basis in the mineral reserves. The deduction is currently being reviewed by the federal government for repeal. If repealed, the inability to take a tax deduction for percentage depletion could have a material impact on our financial condition, results of operations, cash flows and future tax payments.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our Properties

General

At December 31, 2010, we owned or controlled primarily through long-term leases approximately 100,132 acres of coal land in West Virginia, 107,812 acres of coal land in Wyoming, 98,982 acres of coal land in Illinois, 73,361 acres of coal land in Utah, 49,069 acres of coal land in Kentucky, 18,114 acres of coal land in Montana, 21,798 acres of coal land in New Mexico and 18,521 acres of coal land in Colorado. In addition, we also owned or controlled through long-term leases smaller parcels of property in Alabama, Indiana and Texas. We lease approximately 124,687 acres of our coal land from the federal government and approximately 36,570 acres of our coal land from various state governments. Certain of our preparation plants or loadout facilities are located on properties held under leases which expire at varying dates over the next 30 years. Most of the leases contain options to renew. Our remaining preparation plants and loadout facilities are located on property owned by us or for which we have a special use permit.

Our executive headquarters occupy approximately 92,900 square feet of leased space at One CityPlace Drive, in St. Louis, Missouri. Our subsidiaries currently own or lease the equipment utilized in their mining operations. You should see "Our Mining Operations" for more information about our mining operations, mining complexes and transportation facilities.

Our Coal Reserves

We estimate that we owned or controlled approximately 4.4 billion tons of proven and probable recoverable reserves at December 31, 2010. Our coal reserve estimates at December 31, 2010 were prepared by our engineers and geologists and reviewed by Weir International, Inc., a mining and geological consultant. Our coal reserve estimates are based on data obtained from our drilling activities and other available geologic data. Our coal reserve estimates are periodically updated to reflect past coal production and other geologic and mining